SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Core Scientific, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

21874A106

(CUSIP Number)

Matt Minnis

6312 Brookside Drive

Houston, TX

77023

(512) 402-5233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAME OF REPORTING PERSONS Matt Minnis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,768,580 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,768,580 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,768,580 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.45% (2)
14.	TYPE OF REPORTING PERSON OO

(1)

Includes 3,252,594 shares of Common Stock and shares issuable upon the exercise of 7,372,351 Tranche 1 Warrants and 6,143,635 Tranche 2 Warrants (each as defined below) held by MPM Life LLC (“MPM”). As the Managing Member of MPM, Matt Minnis (“Minnis”) shares voting and investment authority over these shares. See Item 3 for additional information.

(2)

This percentage is calculated based on an aggregate of 198,514,566 shares of Common Stock outstanding, which includes 184,998,580 shares deemed to be outstanding assuming all outstanding unvested restricted stock units (“RSUs”) vested as of January 23, 2024 following effectiveness of the Plan (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2024 and an aggregate of 13,515,986 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants and Tranche 2 Warrants held by the Reporting Persons. See Item 5 for additional information.

1.	NAME OF REPORTING PERSONS MPM Life LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,768,580 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,768,580 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,768,580 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.45% (2)
14.	TYPE OF REPORTING PERSON OO

(1)

Includes 3,252,594 shares of Common Stock and shares issuable upon the exercise of 7,372,351 Tranche 1 Warrants and 6,143,635 Tranche 2 Warrants held by MPM. As the Managing Member of MPM, Minnis shares voting and investment authority over these shares. See Item 3 for additional information.

(2)

This percentage is calculated based on an aggregate of 198,514,566 shares of Common Stock outstanding, which includes 184,998,580 shares deemed to be outstanding assuming all outstanding unvested RSUs vested as of January 23, 2024 following effectiveness of the Plan, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2024 and an aggregate of 13,515,986 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants and Tranche 2 Warrants held by the Reporting Persons. See Item 5 for additional information.

Explanatory Note:

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Persons on January 31, 2022 (as subsequently amended, the “Statement”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement, and capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Statement.

On December 21, 2022, Core Scientific, Inc., a Delaware corporation (the “Issuer”) and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code. On January 16, 2024, the Bankruptcy Court entered an order confirming (the “Confirmation Order”) the Debtors’ Fourth Amended Joint Chapter 11 Plan of Reorganization of Core Scientific, Inc. and its Affiliated Debtors (with Technical Modifications) (the “Plan”), dated as of January 15, 2024. On January 23, 2024, (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan and the Confirmation Order, the Issuer’s common stock outstanding immediately before the Effective Date (the “Old Common Stock”) was canceled and is of no further force or effect, and the new organizational documents of the Company became effective, authorizing the issuance of new shares of common stock, par value $0.00001 per share (the “Common Stock”) and warrants.

Item 1.	Security and Issuer.

Item 1 of the Statement is hereby amended and restated as follows:

The class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 838 Walker Road, Suite 21-2105, Dover, DE 19904. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

The portion of Item 2 of the Statement included below is hereby revised as follows:

(b) The principal business and principal business office of the Reporting Persons is 6312 Brookside Drive Houston Texas 77023.

Item 3.	Source and Amount of Funds or Other Consideration

On the Effective Date, pursuant to the terms of the Plan, the Issuer’s Old Common Stock was canceled and is of no further force or effect, and, in exchange, all holders of Old Common Stock, including the Reporting Persons, received (i) for each share of Old Common Stock and unvested RSU held, shares of Common Stock in the reorganized Issuer at an exchange ratio of 10:1 (subject to dilution by awards issuable under a new management incentive plan and shares of Common Stock issuable upon conversion or exercise of certain secured convertible notes, warrants, contingent value rights and settlement shares issued as part of the reorganization), and (ii) for each share of Old Common Stock held, 0.253244 Tranche 1 Warrants and 0.211037 Tranche 2 Warrants (each as defined below). The receipt of the Common Stock, Tranche 1 Warrants and Tranche 2 Warrants in exchange for Old Common Stock and unvested RSUs was involuntary, without consideration and in accordance with the Plan approved by the Bankruptcy Court.

In accordance with the Plan, holders of the Issuer’s Old Common Stock as of November 16, 2023 were granted the right to participate in a rights offering (the “Rights Offering”) for the purchase, on a pro rata basis, of up to $55 million of Common Stock to be issued pursuant to the Plan. In addition, certain members of the Issuer’s board of directors and management prior to the Effective Date, including Minnis, through MPM, committed to purchase a portion of any Common Stock not otherwise subscribed for in the Rights Offering pursuant to a backstop commitment letter (the “Backstop Commitment Letter”). MPM purchased 284,524 shares of Common Stock pursuant to the Rights Offering. The Reporting Persons did not purchase any Common Stock under the Backstop Commitment Letter, but MPM received a commitment premium of 56,905 shares of Common Stock as consideration for entering into the Backstop Commitment Letter.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by supplementing with the following:

The information set forth in Items 3 and 5 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the Common Stock, Tranche 1 Warrants and Tranche 2 Warrants for investment purposes and as part of the Plan. As of the Effective Date, Minnis is no longer a member of the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

The information set forth in the cover pages and Item 3 of this Statement is hereby incorporated by reference into this Item 5.

All ownership percentages set forth herein are calculated as set forth on the cover pages hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Warrant Agreement

On the Effective Date, pursuant to the terms of the Plan, the Issuer entered into a warrant agreement dated as January 23, 2024, (the “Warrant Agreement”) among the Company and Computershare Inc., a Delaware corporation and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company. Pursuant to the Warrant Agreement, the Issuer was authorized to issue (i) an aggregate of 98,381,418 warrants, each exercisable for one share of New Common Stock (the “Tranche 1 Warrants”) and (ii) an aggregate of 81,984,644 warrants, each exercisable for one share of New Common Stock (the “Tranche 2 Warrants”). Each whole Tranche 1 Warrant entitles the registered holder to purchase one whole share of New Common Stock at an exercise price of $6.81 per share (the “Tranche 1 Exercise Price”). Each whole Tranche 2 Warrant entitles the registered holder to purchase one whole share of New Common Stock at an exercise price of $0.01 per share at any time following the time the volume weighted average price per share of New Common Stock equals or exceeds $8.72 per share on each trading day for 20 consecutive trading days (the “TEV Triggering Event”). The Tranche 1 Exercise Price and the price per share used to determine a TEV Triggering Event are subject to certain adjustments as set forth in the Warrant Agreement. The Tranche 1 Warrants expire on January 23, 2027, and the Tranche 2 Warrants expire on January 23, 2029, each at 5:00 p.m., New York City time, or earlier upon the occurrence of certain events as set forth in the Warrant Agreement.

Backstop Commitment Letter

On November 16, 2023, the Issuer entered into a Backstop Commitment Letter with MPM and the other commitment parties thereto (the “Commitment Parties”) pursuant to which each of the Commitment Parties agreed, among other things, to backstop the Issuer’s Rights Offering to the extent the Rights Offering (after giving effect to the exercise of Oversubscription Rights) did not raise funds equal to, or in excess of, the Backstop Commitment. As consideration for providing the backstop commitment for the Rights Offering, on the Effective Date, the Backstop Commitment Premium was allocated among the Backstop Parties in accordance with the Backstop Commitment Letter. Terms used but not otherwise defined herein have the meanings ascribed to them in the Backstop Commitment Letter.

The foregoing descriptions of the Warrant Agreement and Backstop Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the Warrant Agreement and Backstop Commitment, which are filed as Exhibit 1 and Exhibit 2 hereto and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1.

Warrant Agreement, dated as of January 23, 2024, by and between Core Scientific, Inc. and Computershare Inc. and its affiliate, Computershare Trust Company, N.A., as warrant agent (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on January 23, 2024).

2.

Backstop Commitment Letter, dated November 16, 2023, by and among the Issuer and the Commitment Parties (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 22, 2023)*

*

Exhibits and schedules have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

/s/ Matt Minnis
Matt Minnis

MPM Life, LLC

By:	/s/ Matt Minnis
	Name:	Matt Minnis
	Title:	Managing Member